
10012315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL - 6 2010
WASH. D.C.
193
SECTION

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File Number 0-11595

The Merchants Bank 401(k)
Employee Stock Ownership Plan
(Full Title of the Plan)

Merchants Bankshares, Inc.
(Name of issuer of the securities held pursuant to the plan)

275 Kennedy Drive
South Burlington, Vermont 05403
(Address of principal executive office)

Total Number of Pages in File: 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Merchants Bank 401(k) Employee Stock Ownership Plan

Date 6/29/2010



By ____________________

Thomas Havers
Senior Vice President of Merchants Bank,
sponsor of The Merchants Bank 401(k)
Employee Stock Ownership Plan

Date 6/29/2010



By ____________________

Janet Spitler
CFO of Merchants Bank,
sponsor of The Merchants Bank 401(k)
Employee Stock Ownership Plan

The Merchants Bank 401(k) Employee Stock Ownership Plan
December 31, 2009 and 2008

TABLE OF CONTENTS

MᴄSOLEY MᴄCOY  CO.

Certified Public Accountants and Business Advisors

Report of Independent Registered Public Accounting Firm

To the Retirement Committee
The Merchants Bank 401(k) Employee Stock Ownership Plan
South Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan (the "Plan") as of December 31, 2009 and 2008 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan at December 31, 2009 and 2008, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the 2009 basic financial statements taken as a whole. The 2009 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2009 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

McSoley McCoy & Co.

June 29, 2010
VT Reg. No. 92-349

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403
PHONE 802.658.1808 FAX 802.658.1779 WEB WWW.CPAVT.COM

THE MERCHANTS BANK 401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008

	2009	2008
Assets:		
Investments:		
Corporate stock - Merchants Bancshares, plan sponsor	$ 9,186,479	$ 8,285,883
Equity mutual funds	18,179,842	12,411,814
Money market funds	2,322,299	2,068,326
Participant loans	699,862	635,093
Total investments	30,388,482	23,401,116
Cash	-	11,464
Net assets available for plan benefits	$ 30,388,482	$ 23,412,580

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK 401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 4,989,911	$ (8,202,605)
Interest and dividend income	970,109	1,332,285
Total investment income (loss)	5,960,020	(6,870,320)
Contributions:		
Participant contributions	1,035,157	862,281
Rollover contributions	179,856	479,079
Employer contributions	564,061	455,396
Total contribution	1,779,074	1,796,756
Total additions, net	7,739,094	(5,073,564)
Deductions from net assets attributed to:		
Benefits paid to participants	(754,711)	(1,435,554)
Fees and commissions	(8,481)	(4,186)
Total deductions	(763,192)	(1,439,740)
Net increase (decrease) for the year	6,975,902	(6,513,304)
Net assets available for plan benefits:		
Beginning of the year	23,412,580	29,925,884
End of the year	$ 30,388,482	$ 23,412,580

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of The Merchants Bank 401(k) Employee Stock Ownership Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General - Effective January 1, 1990, The Merchants Bank ("the Bank") established The Merchants Bank 401(k) Employee Stock Ownership Plan, as a replacement plan for The Merchants Bank Employee Stock Ownership Plan originally established January 1, 1980. The trustee of the Plan is the Charles Schwab Trust Company ("the Trustee"). The Plan covers the employees of the Bank and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Eligibility - All employees at least nineteen years old are eligible to participate in the Plan on the first entry date following the date the employee has completed one month of service regardless of the hours of service. The entry dates are January 1, April 1, July 1, and October 1 of each Plan year.

(c) Contributions - Contributions to the Plan are made by both the Bank and employees. An employee may elect to contribute a percentage of his or her compensation not to exceed 75%. The Bank's matching contribution is made on a discretionary basis, as a percentage of employee contributions or in any amount set by the Board of Directors of the Bank annually and communicated to the participants prior to the first day of the Plan year to which the Bank matching contribution shall apply. In addition, employees can make a supplemental contribution which will not be matched by the Bank. In 2009 and 2008, the Bank matched employee contributions each pay period at 100% ($1.00 for each $1.00) up to 4.5% of an employee's compensation. Contributions are subject to certain Internal Revenue Service limitations.

(d) Participant Accounts - Each participant's account is credited with the participant's basic and any rollover or after-tax contributions and his or her allocation of (a) the Bank's contribution; and (b) investment earnings. The allocation of the Plan's earnings is based on participants' account balances. Participants direct contributions among a number of investment choices. Bank contributions are automatically invested in accordance with the participant's investment direction for his or her account.

(e) Vesting - Participants are immediately vested with respect to their contributions and the Bank's matching contributions made after December 31, 1989.

(f) Forfeitures - Forfeitures are used to reduce Plan administrative expenses or Bank contributions.

(g) Payment of Benefits and Withdrawals - Distributions from the Plan will be made in cash and or Merchants Bancshares, Inc. common stock, based on the participant's election at the time of distribution.

Description of Plan (continued)

(h) Participant Loans - Participants may borrow against their accounts. Loans shall not be less than $1,000 nor greater than the lesser of (1) $50,000, reduced by the excess of the highest outstanding loan balance during the preceding twelve month period over the outstanding loan balance on the date the loan is made, or (2) one half of the present value of the participant's vested nonforfeitable accrued benefits under the Plan. Loans carry an annual interest rate of 1% over the Bank's prime rate. Only two loans per participant may be outstanding at any time. Loans are repaid over a period not greater than 60 months.

(i) Administrative Expenses - Certain recordkeeping expenses are paid by the Plan. In general, all other administrative expenses are paid for by the Plan sponsor.

(2) Summary of Significant Accounting Policies

(a) Accrual Basis - The accounting records of the Plan are maintained on the accrual basis of accounting.

(b) Investments and Investment Income - Investments are held and maintained by the Plan trustee and are reported at fair value. Investments other than participant loans are valued at quoted market prices in an active market as of the close of business on the last day of the year. Participant loans are valued at estimated fair market value.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

(c) Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Risks and Uncertainties - The Plan provides for various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

(e) Payment of Benefits - Benefit payments are recorded when paid.

Summary of Significant Accounting Policies (continued)

(f) Subsequent Events - Effective December 31, 2009, the Plan adopted FASB Accounting Codification Standard No. 855, *Subsequent Events* (ASC 855). Under ASC 855, subsequent events are defined as events or transactions that occur after the statement of net assets available for plan benefits date, but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for plan benefits. Unrecognized subsequent events are events or transactions that provide evidence about conditions that did not exist at the date of the statement of net assets available for plan benefits, but arose before the financial statements are issued. Recognized subsequent events are recorded in the statement of financial condition and unrecognized subsequent events are excluded from the statement of financial condition, but are disclosed in the notes to the financial statements if their effect is material. In accordance with ASC 855, the Plan evaluated subsequent events through June 29, 2010, the date the Plan's financial statements were available to be used and no events or transactions occurred.

(3) Investments

The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2009 and 2008 are as follows:

	2009	2008
Merchants Bancshares (405,763 shares in 2009 and 440,973 shares in 2008)	$ 9,186,479	$ 8,285,883
PIMCO Total Return Fund (332,904 shares in 2009 and 284,471 shares in 2008)	$ 3,595,361	$ 2,884,536
Loomis Sayles Bond Fund (123,423 shares in 2009 and 115,168 shares in 2008)	$ 1,646,461	$ 1,196,598
Schwab Institutional Advantage Money Market Fund (2,322,299 units in 2009 and 2,068,326 units in 2008)	$ 2,322,299	$ 2,068,326

(4) Fair Value Measurements

FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Fair Value Measurements (continued)

Level 2 – Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008:

Mutual funds, money market fund and stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:	
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
December 31, 2009			
Mutual funds	$ 18,179,842	$ 18,179,842	$ -
Stock	9,186,479	9,186,479	-
Money market	2,322,299	2,322,299	-
Participant loans	699,862	-	699,862
Total	$ 30,388,482	$ 29,688,620	$ 699,862

Fair Value Measurements (continued)

		Fair Value Measurements Using:	
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
December 31, 2008			
Mutual funds	$ 12,411,814	$ 12,411,814	$ -
Stock	8,285,883	8,285,883	-
Money market	2,068,326	2,068,326	-
Participant loans	635,093	-	635,093
Total	$ 23,401,116	$ 22,766,023	$ 635,093

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the years ended December 31, 2009 and 2008:

	Participant Loans
Beginning balance at December 31, 2008	$ 635,093
Total gains or losses (realized or unrealized) included in changes in net assets available for benefits	-
Purchases, sales, issuances, and settlements (net)	64,769
Ending balance at December 31, 2009	$ 699,862
Beginning balance at December 31, 2007	$ 535,085
Total gains or losses (realized or unrealized) included in changes in net assets available for benefits	-
Purchases, sales, issuances, and settlements (net)	100,008
Ending balance at December 31, 2008	$ 635,093

Gains and losses (realized and unrealized) included in changes in net assets available for benefits for the years ended December 31, 2009 and 2008 are reported in net appreciation (depreciation) in fair value of investments.

(5) Income Tax Status

The Plan obtained its latest determination letter dated March 21, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements.

FASB ASC 740, *Income Taxes*, requires entities to disclose in their financial statements the nature of any uncertainty in their tax positions. For tax exempt entities, tax-exempt status itself is deemed to be an uncertainty, as events could potentially occur to jeopardize their tax-exempt status. Management believes the Plan has no uncertain tax positions. The Plan anticipates that it will not have a change in uncertain tax positions during the next twelve months that would have a material impact on the Plan's financial statements. If necessary, the Plan would accrue interest and penalties on uncertain tax positions as a component of the provision for income taxes.

(6) Related Party Transactions

At December 31, 2009 and 2008, participant directed investments included $9,186,479 and $8,285,883, respectively, of Merchants Bancshares, Inc. common stock, the Plan sponsor's parent. These amounts represent 30% and 35% of the net assets available for plan benefits at December 31, 2009 and 2008, respectively. This concentration of investment in stock of the Plan sponsor could potentially expose the Plan to more risk.

Certain Plan investments are shares of mutual funds managed by Schwab. Schwab is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(7) Plan Termination

The Bank intends to continue the Plan indefinitely; however, the Plan is voluntary on the part of the Bank and the Bank reserves the right to modify or terminate the Plan at any time. In the event of Plan termination, participants will remain 100% vested in their accounts, net of any expense to the Plan.

(8) Withdrawing Participants

All participants who have withdrawn from the Plan and requested their benefits have been paid as of December 31, 2009.

THE MERCHANTS BANK 401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

Plan Sponsor : Merchants Bank

Administrator's EIN: 03-0141230
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Schwab Institutional Advantage Money Fund	2,322,299 Units		$ 2,322,299
*	Merchants Bancshares	405,763 Shares		9,186,479
	BlackRock Inflation Protected Bond Fund	2,661 Shares		28,685
	Brandywine Blue Fund	35,102 Shares		757,852
	CIP Sands Capital Appreciation Fund	110,878 Shares		1,232,960
	Harbor International Fund	26,232 Shares		1,439,330
	Laudus Rosenberg U.S. Discovery Fund	62,185 Shares		810,895
	Longleaf Partners Fund	38,521 Shares		927,982
	Loomis Sayles Bond Fund	123,423 Shares		1,646,461
	Oakmark Fund	34,370 Shares		1,273,050
	Oakmark Global Fund	43,270 Shares		843,774
	PIMCO Total Return Fund	332,904 Shares		3,595,361
	Selected American Shares Fund	31,670 Shares		1,180,665
	Thornburg International Fund	42,373 Shares		1,075,010
	Vanguard Life Strategies Moderate Growth Fund	13,786 Shares		243,866
	Vanguard Mid Cap Index Fund	5,455 Shares		89,237
	Vanguard Short Term Bond Index Signal Fund	83,422 Shares		869,254
	Vanguard Small Cap Index Fund	2,842 Shares		78,134
	Vanguard Total Bond Market Index Signal Fund	91,493 Shares		946,951
	Vanguard Total International Stock Index Fund	6,048 Shares		87,153
	Vanguard 500 Index Fund	10,258 Shares		1,053,222
*	Participant Loans	4.25% - 9.25%	-	699,862
				$ 30,388,482

McSOLEY McCOY  CO.
Certified Public Accountants and Business Advisors

Exhibit A

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-41051) and Form S-8 (Nos. 333-34869, 333-34871, and 333-18845) of Merchants Bancshares, Inc. of our report dated June 29, 2010 appearing in this Annual Report on Form 11-K of The Merchants Bank 401(k) Employee Stock Ownership Plan for the year ended December 31, 2009.

McSoley McCoy & Co.

South Burlington, Vermont
VT Reg. No. 92-349

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403
PHONE 802.658.1808 FAX 802.658.1779 WEB WWW.CPAVT.COM